Filed by General Electric Company
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397
Date: May 24, 2017
The following presentation was made available to investors of General Electric Company:

Digital Industrial Company

J. R. Immelt May 24, 2017

Caution Concerning Forward-Looking Statements: This document contains "forward-looking statements" - that is, statements
related to future events that by their nature address
matters that are, to different degrees, uncertain. For
details on the uncertainties that may cause our actual
future results to be materially different than those
expressed in our forward-looking statements, see
http://www.ge.com/investor-relations/disclaimer-caution-
concerning-forward-looking-statements
as well as our annual reports on Form 10-K and quarterly
reports on Form 10-Q. We do not undertake to update our
forward-looking statements. This document also includes
certain forward-looking projected financial information that is based on current estimates and forecasts. Actual results
could differ materially.

Non-GAAP Financial Measures: In this document, we sometimes
use information derived from consolidated financial data but not presented in our financial statements prepared in
accordance with U.S. generally accepted accounting
principles (GAAP). Certain of these data are considered
"non- GAAP financial measures" under the U.S. Securities and
Exchange Commission rules. These non-GAAP financial measures supplement our GAAP disclosures and should not be considered an alternative to the GAAP measure. The reasons we use these non-GAAP financial measures and the reconciliations to their most directly comparable GAAP financial measures are posted
to the investor relations section of our website at
www.ge.com.

General Electric Capital Corporation (GECC) has been merged
into GE and our financial services business is now operated
by GE Capital Global Holdings LLC (GECGH). In this document, we refer to GECC and GECGH as "GE Capital". We refer to the
industrial businesses of the Company including GE Capital on an equity basis as "GE". "GE (ex-GE Capital)" and /or
"Industrial" refer to GE excluding GE Capital. Our financial services segment previously referred to as GE Capital is now referred to as Capital. GE's Investor Relations website at
www.ge.com/investor and our corporate blog at
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accounts, contain a significant amount of information about
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GE encourages investors to visit these websites from time to time, as information is updated and new information is
posted.

Imagination at work

Actions making GE better

Focused portfolio (~$18B[a])

+ **Alstom & Baker Hughes**
  - ✓ Leverage the GE Store
  - ✓ Execution focus
  - ✓ Alstom ~$.18-.20 & Baker Hughes[b] ~$.04 in '18F

ALSTOM BAKER HUGHES

- **Simplify**
  - ✓ Appliances
  - ✓ Water
  - ✓ Industrial Solutions

~$9B net proceeds

✓ **Complete GE Capital pivot**
  - ✓ ~$260B exits 2015-today
  - ✓ $49B capital released 2015-today

Margin recapture (~$4B[a])

+ **Power & Renewables**
  - ✓ Creating value through insourcing
  - ✓ Supply chain capacity & flexibility

LM WIND POWER DOOSAN METEM

+ **Additive**
  - ✓ Productivity for GE & customers

CAD TO METAL arcam Arcam AB CONCEPTLASER

Technology (~$2B[a])

+ **Digital**
  - ✓ Building an ecosystem
  - ✓ Predix as a leading platform

meridium BITSTEW SYSTEMS servicemax wise.io

+ **Life Sciences**
  - ✓ Building a position in cell therapy

biosafe innovation in cell processing

Most active period in GE history

(a- $ represent purchase price
(b- The Baker Hughes transaction is subject to customary closing conditions, including approval by regulators and Baker Hughes shareholders.

7

Oil & Gas outlook

Deal pro-forma


~$0.08
~$1.6B
2020F GE EPS impact
2020F synergies

Substantially higher pipeline

Industry

+ Supply and demand currently tightening

- Recovery difficult to forecast ... high inventory

= OPEC/Russia agreement holding, U.S. ↑

Focused on lower cost per barrel ... critical to win

Deal update

- On track to deliver fullstream capability by combining strengths ... technology, services, capability
- Significant synergy ideas ... over 350 unique ideas generated ... targeting ~$1.6B by 2020
- Continuous customer engagement ... very positive feedback received
- Integration planning going well ... making decisions on core processes, systems, & structure
- Regulatory process progressing ... S-4 filed with SEC

Great deal for both GE & BHI investors ... on track to deliver commitments

8

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes, on May 9, 2017, Bear Newco, Inc. (“Newco”) filed with the SEC an amendment to the registration statement on Form S-4 originally filed on March 29, 2017, containing a preliminary combined proxy statement/prospectus of Newco and Baker Hughes (the “Preliminary Combined Proxy Statement/Prospectus”).  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, Newco will file with the SEC a definitive combined proxy statement/prospectus (the “Combined Proxy Statement/Prospectus”), and Baker Hughes will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PRELIMINARY COMBINED PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THE PRELIMINARY COMBINED PROXY STATEMENT/PROSPECTUS, THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders are able to obtain free copies of the Preliminary Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes’ website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 8, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 24, 2017, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which was filed with the SEC on May 5, 2017 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes’ proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 9, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 8, 2017, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which was filed with the SEC on April 28, 2017 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes.  All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers’ business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE’s earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements.  Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions.  Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Baker Hughes’ reports filed with the SEC, including GE’s and Baker Hughes’ annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC.  The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication.  Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or developments, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.